UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of June 2026

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐             No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. This Form 6-K, including all exhibits hereto, is hereby incorporated by reference into all effective registration statements filed by the registrant under the Securities Act of 1933.

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg, Chief Financial Officer

Dated: June 24, 2026

CAMTEK LTD

___________________________________________

NOTICE OF AN ANNUAL GENERAL MEETING OF SHAREHOLDERS

___________________________________________

TO BE HELD JULY 29, 2026

Dear Shareholder,

You are cordially invited to attend, and notice is hereby given of, an Annual General Meeting of Shareholders of Camtek Ltd (the “Company”), to be held at the Company’s offices at Ramat Gavriel Industrial Zone, Migdal Ha’Emek, Israel (the “Company’s Offices”), on July 29, 2026, at 4:00 PM (Israel time) (the “Meeting”) for the following purposes:

A)	To re-elect each of Messrs. Rafi Amit, Mr. Lior Aviram, Yotam Stern, Moty Ben-Arie, I-Shih Tseng, Leo Huang and Ms. Orit Stav to serve as members of the Board of Directors of the Company;

B)	To re-approve the grant of Indemnification and Exemption Letters to Rafi Amit, the Company’s CEO and director, Yotam Stern, a director and Leo Huang, a director; and

C)	To approve the re-appointment of Somekh Chaikin, a member firm of KPMG International, as the Company’s independent auditor for the fiscal year ending December 31, 2026, for the year commencing January 1, 2027 and until the next annual general meeting of shareholders, and to authorize the Company’s Board of Directors, upon the recommendation of the Audit Committee, to set the annual compensation of the independent auditor in accordance with the volume and nature of its services.

At the Meeting, shareholders will also have an opportunity to discuss the independent auditor’s report and the audited consolidated financial statements of the Company for the year ended December 31, 2025; this item will not involve a vote of the shareholders.

Should changes be made to any item on the agenda for the Meeting after the publication of this proxy statement, the Company will communicate the changes to its shareholders through the publication of a press release, a copy of which will be submitted to the Securities and Exchange Commission (the “SEC”) on a Report on Form 6-K and with the Israeli Securities Authority (the “ISA”).

Only shareholders of record at the close of the business day on Monday, June 29, 2026, the record date for determining those shareholders eligible to vote at the Meeting, are entitled to vote at the Meeting and at any postponements or adjournments thereof.

We intend to hold the Meeting in person and all shareholders are cordially invited to attend the Meeting in person. However, we might hold the Meeting virtually on the above date and time instead of in person. If we determine that a change to a virtual meeting format is advisable or required, an announcement of such change will be submitted to the SEC on a Report on Form 6-K and with the ISA, as promptly as practicable.

Whether or not you plan to attend the Meeting in person, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States. A beneficial shareholder who holds his, her or its shares through a member of the Tel-Aviv Stock Exchange Ltd. (“TASE”), and intends to vote his, her or its shares by proxy, should deliver or mail (via registered mail) his, her or its completed proxy to the Company’s Offices, Attention: Chief Financial Officer, together with an ownership certificate confirming his, her or its ownership of the Company’s shares as of the record date, which certificate must be approved by the TASE member through which he, she or it holds the shares, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 2000, as amended. Each such shareholder is entitled to receive the ownership certificate in a branch of the relevant TASE member or by mail to his, her or its address, if the shareholder so requests. Such a request must be made for a particular securities account, in advance. Alternatively, beneficial shareholders who hold shares through TASE members may vote electronically via the electronic voting system of the ISA (the “Electronic Voting System”) after receiving a personal identifying number, an access code and additional information regarding the Meeting from the TASE member through which he, she or it holds the shares and after carrying out a secured identification process, up to six (6) hours before the time fixed for the Meeting (i.e., by no later than 10:00 AM (Israel time) on Wednesday, July 29, 2026). If applicable, a shareholder may request further instructions about such electronic voting from the TASE member through which he, she or it holds Company shares.

Execution and return of a shareholder’s proxy will not deprive such shareholder of his, her or its right to attend the Meeting and vote in person, and any person giving a proxy has the right to revoke it any time before it is exercised.

Joint owners of shares should take note that, pursuant to Article 18.10(a)(3) of the Articles of Association of the Company, the joint owner whose name appears first in the Company’s Shareholders Register will be entitled to vote at the Meeting to the exclusion of any vote(s) of the other joint holder(s). If such joint owner does not vote, the joint owner whose name appears thereafter may vote, and so forth.

A proxy will be effective only if it is received at the Company’s Offices no later than twenty four (24) hours prior to the time of the Meeting (i.e., 4:00 PM (Israel time) Tuesday, July 28, 2026) or – in case of a shareholder voting electronically through the Electronic Voting System, no later than six (6) hours prior to the time of the Meeting (i.e., 10:00 AM (Israel time) Wednesday, July 29, 2026).

By Order of the Board of Directors,

Lior Aviram

Executive Chairman of the Board of Directors

June 24, 2026

ii

PROXY STATEMENT

CAMTEK LTD

________________

AN ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JULY 29, 2026

This Proxy Statement is being furnished to the holders of ordinary shares, New Israeli Shekels (“NIS”) 0.01 nominal (par) value per share (the “Shares”), of Camtek Ltd (“we”, “Camtek” or the “Company”) in connection with the solicitation by the Board of Directors of the Company (the “Board” or “Board of Directors”) of proxies for use at the Company’s Annual General Meeting of Shareholders, or at any postponement or adjournment thereof (the “Meeting”).

PURPOSE OF THE ANNUAL GENERAL MEETING

The Meeting will be held on Wednesday, July 29, 2026, at 4:00 PM (Israel time), at the Company’s offices, Ramat Gavriel Industrial Zone, Migdal Ha’Emek, Israel (the “Company’s Offices”), for the following purposes:

A)	To re-elect each of Messrs. Rafi Amit, Lior Aviram, Yotam Stern, Moty Ben-Arie, I-Shih Tseng, Leo Huang and Ms. Orit Stav to serve as members of the Board of Directors of the Company;

B)	To re-approve the grant of Indemnification and Exemption Letters to Rafi Amit, the Company’s CEO and director, Yotam Stern, a director and Leo Huang, a director; and

C)	To approve the re-appointment of Somekh Chaikin, a member firm of KPMG International, as the Company’s independent auditor for the fiscal year ending December 31, 2026, for the year commencing January 1, 2027 and until the next annual general meeting of shareholders, and to authorize the Company’s Board of Directors, upon the recommendation of the Audit Committee, to set the annual compensation of the independent auditor in accordance with the volume and nature of its services.

At the Meeting, shareholders will also have an opportunity to discuss the independent auditor’s report and the audited consolidated financial statements of the Company for the year ended December 31, 2025; this item will not involve a vote of the shareholders.

Should changes be made to any item on the agenda for the Meeting after the publication of this proxy statement, the Company will communicate the changes to its shareholders through the publication of a press release, a copy of which will be submitted to the Securities and Exchange Commission (the “SEC”) on a Report on Form 6-K and with the Israeli Securities Authority (the “ISA”).

We intend to hold the Meeting in person and all shareholders are cordially invited to attend the Meeting in person. However, we might hold the Meeting virtually on the above date and time instead of in person. If we determine that a change to a virtual meeting format is advisable or required, an announcement of such change will be submitted to the SEC on a Report on Form 6-K and with the ISA, as promptly as practicable.

RECORD DATE AND VOTING RIGHTS

Only holders of record of Shares at the close of business on Monday, June 29, 2026, the record date for determining those shareholders eligible to vote at the Meeting, will be entitled to notice of and to vote at the Meeting and any adjournment or postponement thereof. At such time, each issued and outstanding Share will be entitled to one vote upon the matter to be presented at the Meeting. All such shareholders are cordially invited to attend the Meeting in person.

PROXY PROCEDURE

A form of proxy for use at the Meeting and a return envelope for the proxy are also enclosed.

If specified by a shareholder on the form of proxy, the Shares represented thereby will be voted in accordance with such specification. If a choice is not specified by a shareholder with respect to any proposal, the form of proxy will be voted “FOR” any such proposal and in the discretion of the proxies with respect to all other matters which may properly come before the Meeting and any and all adjournments thereof. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “FOR” nor “AGAINST” the matter, although they will be counted in determining if a quorum is present. Broker non-votes are votes that brokers holding shares of record for their clients are, pursuant to applicable stock exchange or other rules, precluded from casting in respect of certain non-routine proposals because such brokers have not received specific instructions from their clients as to the manner in which such shares should be voted on those proposals and as to which the brokers have advised the Company that, accordingly, they lack voting authority.

A beneficial shareholder who holds his, her or its shares through a member of the Tel-Aviv Stock Exchange (“TASE”), and intends to vote his, her or its shares by proxy, should deliver or mail (via registered mail) his, her or its completed proxy to the Company’s Offices, attention: Chief Financial Officer, together with an ownership certificate confirming his, her or its share ownership as of the record date, which certificate must be approved by the TASE member through which he, she or it holds the shares, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 2000, as amended. Each such shareholder is entitled to receive the ownership certificate in a branch of the relevant TASE member or by mail to his, her or its address, if the shareholder so requests. Such a request must be made for a particular securities account, in advance. Alternatively, beneficial shareholders who hold shares through TASE members may vote electronically via the electronic voting system of the ISA (the “Electronic Voting System”), after receiving a personal identifying number, an access code and additional information regarding the Meeting from the TASE member through which they hold shares and after carrying out a secured identification process, up to six (6) hours before the time set for the Meeting (i.e., by no later than 10:00 AM (Israel time) on Wednesday, July 29, 2026). If applicable, a shareholder may request further instructions about such electronic voting from the TASE member through which he, she or it holds Company shares.

Execution and return of a shareholder’s proxy will not deprive such shareholder of his, her or its right to attend the Meeting and vote in person, and any person giving a proxy has the right to revoke it any time before it is exercised.

Joint owners of shares should take note that, pursuant to Article 18.10(a)(3) of the Articles of Association of the Company, the joint owner whose name appears first in the Company’s Shareholders Register will be entitled to vote at the Meeting to the exclusion of any vote(s) of the other joint holder(s). If such joint owner does not vote, the joint owner whose name appears thereafter may vote, and so forth.

A proxy will be effective only if it is received at the Company’s Offices no later than twenty-four (24) hours prior to the time of the Meeting (i.e., 4:00 PM (Israel time) Tuesday, July 28, 2026), or – in case of a shareholder voting electronically through the Electronic Voting System, no later than six (6) hours prior to the time of the Meeting (i.e., 10:00 AM (Israel time) Wednesday, July 29, 2026).

A shareholder may revoke the authority granted by execution of his, her or its proxy at any time before the effective exercise thereof by: (i) filing with the Company a written notice of revocation or duly executed proxy bearing a later date; (ii) electronically voting through the Electronic Votic System at a later date; or (iii) voting in person at the Meeting. However, attendance at the Meeting will not in and of itself constitute revocation of proxy, and if a shareholder attends the Meeting and does not elect to vote in person, his, her or its proxy or electronic voting through the Electronic Voting System, will not be revoked.

Proxies for use at the Meeting are being solicited by the Board chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation for such solicitation, may solicit proxies by telephone, email or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Shares.

QUORUM

Two (2) or more shareholders, present in person, by proxy, or voting through the Electronic Voting System, and holding together Shares conferring in the aggregate thirty three percent (33%) or more of the voting power of the Company, shall constitute a quorum at the Meeting. If within half an hour from the time set for the Meeting a quorum is not present, the Meeting shall stand adjourned to Wednesday, August 5, 2026, at the same time and place. At such adjourned meeting, if a quorum is not present within half an hour from the time set for the adjourned meeting, the adjourned meeting will take place regardless of whether a quorum is present.

BENEFICIAL OWNERSHIP OF SECURITIES BY PRINCIPAL

SHAREHOLDERS AND MANAGEMENT

The following table sets forth certain information, as of June 18, 2026, regarding: (i) persons or entities known to the Company to beneficially own more than five percent (5%) of the Company’s issued and outstanding Shares; (ii) each “office holder”1, as such term is defined in the Israeli Companies Law, 1999 (the "Companies Law") of the Company (the “Office Holders”) known to the Company to beneficially own more than one percent (1%) of the Company’s issued and outstanding Shares; and (iii) all Office Holders as a group.

The information contained in the table below has been obtained from the Company’s records or disclosed in public filings with the SEC.

Except where otherwise indicated, and except pursuant to community property laws, we believe, based on information furnished by such owners, that the beneficial owners of the Shares listed below have sole investment and voting power with respect to such Shares.

Total “Number of Shares Beneficially Owned” in the table below include Shares that may be acquired by an entity, individual or group upon the exercise of options that are either currently exercisable or will become exercisable, and Restricted Share Units (“RSUs”) which have vested or will vest, within sixty (60) days of June 18, 2026. The Shares that may be issued under these options and RSUs are deemed to be outstanding for purpose of determining the percentage of ownership of such individual or group but are not deemed to be outstanding for the purpose of determining the percentage of ownership of any other individual or group shown in the table.

_____________________

1The term “Office Holder” as defined in the Companies Law includes a director, the chief executive officer, the chief business officer, the vice chief executive officer, the deputy chief executive officer, any other person fulfilling or assuming any of the foregoing positions without regard to such person's title, and any manager who is directly subordinated to the chief executive officer.

The shareholders listed below do not have any different voting rights from any of our other shareholders.

Name of Beneficial Owner	Number of Shares Beneficially Owned(1)	Percent of Shares Beneficially Owned(2)
Priortech Ltd. (“Priortech”)(3)	9,617,787	20.61%
Chroma ATE Inc. (“Chroma”)(4)	7,817,440	16.75%
Wastach Advisors LP(5)	2,728,318	5.85%
Harel Insurance Investments & Financial Services Ltd.(6)	3,632,087	7.78%
Migdal Insurance & Financial Holdings Ltd(7)	2,332,037	5.00%
Yotam Stern(8)	-	*
Rafi Amit(9)	34,128	*
Leo Huang(10)	-	*
Office Holders as a Group(11)	89,154	*

(1)	The total number of options which are exercisable, or will become exercisable, and RSUs which will vest, within 60 days of June 18, 2026, held by the persons included in the above table is ____89,154

(2)	Based upon 46,656,521 Shares issued and outstanding as of June 18, 2026.

(3)	29.26% of the voting equity in Priortech is subject to a voting agreement. As a result of this agreement, and due to the fact that there are no other shareholders holding more than 50% of the voting equity in Priortech, Messrs. Rafi Amit, Yotam Stern, David Kishon, and Hanoch Feldstien and the estates of Itzhak Krell (deceased), Zehava Wineberg (deceased) and Haim Langmas (deceased), may be deemed to control Priortech. The voting agreement does not provide for different voting rights for Priortech than the voting rights of other holders of our Shares. Priortech’s principal executive offices are located at South Industrial Zone, Migdal Ha’Emek 23150, Israel.

(4)	Based on the Schedule 13G filed by Chroma on August 5, 2019, which presented ownership as of June 19, 2019. The 7,817,440 Shares reported under such Schedule 13G by Chroma are beneficially owned by Chroma. Chroma’s principal address is No. 88, Wenmao Rd., Guishan Dist., Taoyuan City 333001, Taiwan.

(5)	Based on the Schedule 13G/A filed by Wasatch Advisors LP (“Wasatch”) on April 22, 2026, which presented ownership as of March 31, 2026. The 2,728,318 Ordinary Shares reported under such Schedule 13G/A by Wasatch are beneficially owned by Wasatch. The address of Wasatch provided in its Schedule 13G/A is 505 Wakara Way, 3rd Floor, Salt Lake City, 84108, United States.

(6)	Based on the Schedule 13G filed by Harel Insurance Investments & Financial Services Ltd. (“Harel”) on May 5, 2026, which presented ownership as of March 31, 2026. Of the 3,632,087 Ordinary Shares reported as beneficially owned, (i) 3,534,162 Ordinary Shares are held for members of the public through, among others, provident funds and/or mutual funds and/or pension funds and/or insurance policies and/or exchange traded funds, which are managed by subsidiaries of Harel, each of which subsidiaries operates under independent management and makes independent voting and investment decisions, (ii) 38,739 Ordinary Shares are held by third-party client accounts managed by a subsidiary of Harel as portfolio managers, which subsidiary operates under independent management and makes independent investment decisions and has no voting power in the securities held in such client accounts, and (iii) 59,186 Ordinary Shares are beneficially held for Harel’s own account. The Schedule 13G provides that Harel shall not be construed as admitting that it is the beneficial owner of more than 59,186 Ordinary Shares. The address of Harel provided in its Schedule 13G is 3 Aba Hillel Street, Ramat Gan 52118, Israel.

(7)	Based on the Schedule 13G filed by Migdal Insurance & Financial Holdings Ltd. (“Migdal”) on February 17, 2026, which presented ownership as of December 31, 2025. Of the 2,332,037 Ordinary Shares reported as beneficially owned, (i) 1,891,465 ordinary shares beneficially owned by Migdal Sal Domestic Equities; and (ii) 440,572 ordinary shares beneficially owned by Migdal Mutual Funds Ltd. The Schedule 13G provides that Migdal shall not be construed as admitting that it is the beneficial owner of any of the Ordinary Shares covered by the Schedule 13G. The address of Migdal provided in its Schedule 13G is 4 Efal Street; P.O. Box 3063; Petach Tikva 49512, Israel.

(8)	Mr. Stern does not directly own any of our Shares. However, as Mr. Stern may be deemed to control Priortech, he may also be deemed to beneficially own the Shares of the Company held by Priortech. Mr. Amit disclaims such beneficial ownership of such Shares.

(9)	Includes (i) 25,582 ordinary shares; and (ii) 8,546 RSUs that vest within 60 days of the date of the table. Does not include 39,949 RSUs that do not vest within 60 days of the date of the table. In addition, as a result of a voting agreement relating to a majority of Priortech’s voting equity, Mr. Amit may be deemed to control Priortech, he may also be deemed to beneficially own the Shares of the Company held by Priortech. Mr. Amit disclaims such beneficial ownership of such Shares.

(10)	Mr. Huang does not directly own any of our Shares. Based on information we received from Chroma Mr. Huang is considered a controlling person with regard to Chroma, accordingly Mr. Huang may be deemed to beneficially own the Shares of the Company held by Chroma. Mr. Huang disclaims beneficial ownership of such Shares.

(11)	Our Office Holders as a group directly own 69.775 of our Shares (and 19,379options, which are exercisable or will become exercisable, and RSUs which will vest, within 60 days as of June 18, 2026). Each of our Office Holders, other than Messrs. Amit and Stern (as a result of their beneficial interest in Shares owned by Priortech) and Mr. Huang (as a result of his beneficial interest in the Shares owned by Chroma), beneficially owns less than 1% of our outstanding Shares (including options held by each such person which have vested or will vest, and RSUs that will vest, within 60 days as of June 18, 2026) and have therefore not been listed separately.

For information relating to the compensation of our five most highly compensated Office Holders with respect to the year ended December 31, 2025, please see “Item 6. Directors, Senior Management and Employees – B. Compensation - b) Individual Compensation of Office Holders” in our Annual Report for 2025, which was filed on Form 20-F with the SEC today, March 19, 2026.

ITEM A

RE-ELECTION OF SEVEN (7) DIRECTORS;

Background

The Company’s Amended and Restated Articles of Association (the “Articles”) provide that the number of directors to serve on our Board shall be no less than five (5) and no more than ten (10) directors. The Board is currently comprised of nine (9) members, seven of whom are serving terms that expire at the conclusion of the Meeting.

Each director (other than external directors, whose tenure is determined in accordance with the provisions of the Companies Law) is elected at each annual general meeting for a term of approximately one year, commencing upon his or her appointment by our shareholders and ending at the conclusion of the next annual general meeting of shareholders and until his or her respective successor has been elected, or until his or her office is vacated earlier in accordance with the provisions of the Companies Law and the Articles.

In addition, Priortech and Chroma entered into a voting agreement pursuant to which they vote together in the Company’s shareholders meetings and have joint control over the Company (the “Voting Agreement”). Under the Voting Agreement, Chroma is entitled to nominate up to two (2) individuals for service on the Board and Priortech is entitled to nominate up to three (3) individuals for service on the Board.

Further, in general, according to the Companies Law, compensation paid to our directors require, in general, the approval of our Compensation Committee, Board of Directors and shareholders, in that order, unless otherwise stated pursuant to the regulations promogulated under the Companies Law.

Re-election of Currently Serving Directors

Pursuant to the recommendation of our Nomination Committee, it is proposed that each of Messrs. Rafi Amit, Lior Aviram, Yotam Stern, Moty Ben-Arie, I-Shih Tseng, Leo Huang and Ms. Orit Stav be re-elected to serve as our directors, for a term of approximately one year, until the conclusion of the 2027 annual general meeting of the Company’s shareholders and until his or her respective successor has been elected, or until his or her office is vacated earlier in accordance with the provisions of the Companies Law and the Articles.

In accordance with Israeli law, a nominee for service as a director must submit a declaration to the Company, prior to his or her election, specifying that he or she has the requisite qualifications to serve as a director, and the ability to devote the appropriate time to performing his or her duties as such. The Company has received a declaration in writing from each of the nominees for re-election, confirming that he or she possesses the requisite skills and expertise, as well as sufficient time, to perform his or her duties as a director of the Company. The Company is not aware of any reason why any of the seven nominees, if re-elected, would be unable to serve as a director. Except for the Voting Agreement, the Company is not aware of any other understanding or agreement with respect to the future election of any of the proposed nominees.

The following are brief biographies of each of the seven nominees, based upon the records of the Company and information furnished by each nominee:

Rafi Amit a founder of Camtek, has served as our Chief Executive Officer since January 2014, and previously as our Chairman of the Board of Directors from the 2019 AGM until December 31, 2022. Between 2010 and March 2017, Mr. Amit also served as our Active Chairman of the Board of Directors. Previously, Mr. Amit served as our Chief Executive Officer from January 1998 until August 2010 and as Chairman of the Board of Directors from 1987 until April 2009. Since 1981, Mr. Amit has also served as the President and director of Priortech and has been the Chairman of the Board of Directors of Priortech since 1988 until February 2025. From 1981 until 2004, Mr. Amit served as Priortech’s Chief Executive Officer. Mr. Amit also served as a director in P.C.B. Technologies Ltd. between 2004 and 2019. Mr. Amit holds a B.Sc. in Industrial Engineering and Management from Technion - Israel Institute of Technology.

Lior Aviram has served as our Executive Chairman of the Board since June 1, 2025, bringing extensive experience across the Israeli and global M&A in technology sectors, deep familiarity with semiconductor markets, international capital markets, and governance best practices, risk management, and long-term value creation for shareholders. Previously, Mr. Aviram was the managing partner of Shibolet & Co. Law Firm, one of Israel’s most reputable law firms. Mr. Aviram served as a partner from 1994, as the Head of the High-Tech Practice from 1999 until 2021 focused his legal career on securities laws, corporate and M&A of Israeli and global technology companies, and as the firm’s managing partner beginning in 2016, stepping down from such position to commence his role as our Executive Chairman. Mr. Aviram served as a board member of Hanita Lenses Ltd. (private company) since 2022 until 2025, and as a member of the board of directors of TerraLex international legal network from 2021 to 2025, and of Partners & Co from 2022 to 2024. Mr. Aviram holds an LL.B. degree cum laude from Tel Aviv University.

Yotam Stern has served on our Board of Directors since 1987. From May 2009 until August 2010, Mr. Stern served as the Chairman of the Board of Directors and from 2001 until 2012, Mr. Stern served as our Executive Vice President, Business & Strategy. From 1998 until 2001, Mr. Stern served as our Chief Financial Officer. Mr. Stern served in the past as the Chief Financial Officer of Priortech and has been serving as a director of Priortech since 1985 and as its Chief Executive Officer since 2004. Mr. Stern also served as a director in P.C.B. Technologies Ltd. between 1993 and 2019, and as its CEO between 2012 and 2018. Mr. Stern has been serving as a director in Access Semiconductor Co., Ltd. since 2025. He holds a B.A. in Economics from Hebrew University of Jerusalem.

Moty Ben-Arie served as our Chairman of the Board from January 1, 2023 to June 1, 2025 and since then is serving a Lead independent Director of the Board. From March 2017 until the 2019 AGM, Mr. Ben-Arie also served as our Chairman of the Board of Directors. Mr. Ben-Arie is the co-founder and served as the Chairman of the board of directors of Invisicare Ltd. Mr. Ben-Arie has served as a consultant to entrepreneurs and investors since 2014. Previously, Mr. Ben-Arie served as the CEO of Sital Technology from 2012 until 2014. From 2006 until 2011, Mr. Ben-Arie also served as a managing partner of Vertex Ventures, where he focused on investments in Israeli-related hi-tech companies and evaluation of companies in the field of telecommunication, IT, test equipment, medical equipment and multidisciplinary systems. During these years, Mr. Ben-Arie served as a member of the fund investment committee, managed investments in several companies and served as a board member in companies in their early stages, including Color Chip Inc., Multiphi, Expand Networks, Comability and Ethos Networks. From 2000 until 2006, Mr. Ben-Arie also served as a partner of Walden Israel Ventures, where he focused on investments in Israeli-related hi-tech companies. During these years, Mr. Ben-Arie managed investments in several companies and served as a board member in companies from early stage, including Color Chip Inc. and Passave. From 1998 until 2000, Mr. Ben-Arie served as a director in Radcom Ltd., as a consultant in Walden Israel, and financed seed phases for new startups. From 1991 until 1998, Mr. Ben-Arie served as the co-founder and CEO of Radcom Ltd., Israel. From 1978 until 1982, Mr. Ben-Arie served as an electronic engineer and a project manager in Elisra Ltd. Mr. Ben-Arie holds an MBA from Tel Aviv University, and a B.Sc. in Electrical Engineering from the Technion - Israel Institute of Technology.

Orit Stav is an experienced investment manager with 20 years of experience in the field of Venture Capital & Private Equity, as well as in the technology sector. Ms. Stav is a co-founder and serves as a managing partner at Israel Innovation Partners, a business advisory firm that specializes in building business relationship between global companies and Israeli technology start-ups. Currently, Ms. Stav serves as a board member in Menora Mivtachim Holdings Ltd., Doral Group Renewable Energy Resources Ltd., Innoviz Technologies Ltd., IBI – Underwriting & Issuing Ltd., EFI Capital Real Estate Ltd. From 2014 until 2015, Ms. Stav served as a managing partner of EVA Ventures venture capital. From 2010 until 2012, Ms. Stav served as a country manager in Wimdu GmbH, an international internet company. From 2006 until 2009 she served as an investment manager in Siemens Venture Capital, and from 1998 until 2005 served as an investment partner in Platinum Neurone Ventures, PNV, an Israeli venture capital fund.

Leo Huang has served on our Board as a representative of Chroma since June 2019. Mr. Huang co-founded Chroma in 1984 and has been serving as chairman of the board of directors of Chroma since October 1984. Mr. Huang was the QA Engineer of TIMEX Corp. from 1975 to 1977 and served as the Sales Manager of Philips Electronics Industries (Taiwan) Ltd. from 1978 to 1984. Mr. Huang holds a Bachelor’s degree in Electronics Engineering from National Chiao Tung University.

I-Shih Tseng has served on our Board as a representative of Chroma since June 2019. Mr. Tseng joined Chroma in 1998, serving as Chroma’s CEO as of January 1, 2026, as a director since June 2012 and as Business Unit President of Chroma since July 2007. Mr. Tseng was a Research Assistant at Pennsylvania State University from 1986 to 1992 and served as the Project Manager of Institute for Information Industry from 1992 to 1998. Mr. Tseng holds a PhD degree in Mechanical Engineering from Pennsylvania State University.

Directors’ Independency; Lead Independent Director

Under the Nasdaq Listing Rules, a majority of our directors is required to be independent. Our Board determined that seven of our directors, i.e. each of Messrs. Shacham Diamand, Stern, Ben-Arie, Tseng and Huang, Ms. Stav, and Ms. Andorn qualifies as an independent director as defined in the Nasdaq Listing Rules. In addition, Mr. Ben-Arie has served as our Lead Independent Director (“Lead Independent Director” or “LID”) since June 1, 2025, and will continue to serve in such capacity, contingent upon his re-election as a director at this Meeting. Further, our Audit Committee has classified each of Mr. Ben-Arie and Ms. Stav as an “Independent Director” in accordance with the Companies Law, based on their declarations that they comply with the independence criteria set under the Companies Law (in addition to our two external directors, who also qualify as such).

Directors’ Compensation

Pursuant to Israeli law, any arrangement between the Company and a director regarding such director’s terms of office and employment (as a director or in other capacities in which he or she is engaged with the Company) must generally be consistent with the Company’s compensation policy, which was last approved by the Company’s shareholders on September 25, 2024 (the “2024 AGM”) and amended and approved by Company’s shareholders at our 2025 annual general meeting of shareholders, held on April 29, 2025 (“the “Compensation Policy” and the “2025 AGM”), and generally requires the approval of the Company’s Compensation Committee (the “Compensation Committee”), Board and shareholders, in that order.

As Messrs. Amit, Stern and Huang are nominated pursuant to the Voting Agreement and are deemed to control the Company through their controlling interest in Priortech (Messrs. Amit and Stern) and Chroma (Mr. Huang), and Mr. Tseng is also nominated pursuant to the Voting Agreement, they do not and shall not receive any compensation (either in cash or equity) in consideration for their service as directors.

For clarification purposes, Mr. Amit will continue to receive compensation for his service as our CEO.

Mr. Aviram’s compensation as our Executive Chairman was approved by our Compensation Committee, Board of Directors and by our shareholders at the 2025 AGM, in accordance with the Companies Law and our Compensation Policy.

For additional information relating to the compensation of Mr. Aviram, please see “Item 6. Directors, Senior Management and Employees – B. Compensation - b) Individual Compensation of Office Holders” in our Annual Report for 2025, which was filed on Form 20-F with the SEC today, March 19, 2026.

The compensation of Messrs. Ben-Arie and Stav is outlined below.

Cash

Subject to the approval of their re-election for service as directors of the Company, each of Mr. Ben-Arie and Ms. Stav will receive cash remuneration in the same amounts as paid to our two (2) external directors, Messrs. Yael Andorn and Yossi Shacham-Diamand. These amounts include an annual fee, per-meeting participation fee for participation in meetings of the Board and its committees, and reimbursement of travel expenses for participation in a meeting which is held outside of their place of residence, in the following amounts: NIS 145,770 (approximately $50,093)) (based on the NIS/USD exchange ratio as published by the Bank of Israel on June 17, 2026(the “Exchange Ratio”) as annual fee, NIS 4,380 (approximately US$ 1,505, based on the Exchange Rate) as participation fee, per meeting, for participation in meetings of the Board and its committees in person, NIS 2,628 (approximately US$ 903, based on the Exchange Rate) as participation fee, per meeting, for participation in meetings of the Board and its committees by electronic means and NIS 2,190 (approximately US$ 753, based on the Exchange Rate) for each written resolution.

The above-mentioned cash remuneration is in line with the Compensation Policy, according to which each of the Company’s non-executive (non-controlling) directors is entitled to receive cash fees that include annual and participation fees.

As these amounts are in the range between the fixed amounts of the annual and participation fees, as set forth in regulations promulgated under the Companies Law in connection with compensation to external directors (the “Remuneration Regulations”), based on the amount of the Company’s capital, and the maximum amounts of such fees set forth in the Companies Regulations (Alleviation for Public Companies Whose Shares are Traded on a Stock Exchange Outside of Israel), 2000 (the “Alleviation Regulations”), they are exempt from shareholder approval, in accordance with the Israeli Companies Regulations (Relief From Related Party Transactions), 2000 (the “Relief Regulations”).

Equity

Subject to their re-election, each of Ms. Stav and Mr. Ben-Arie shall be entitled to a yearly grant of equity in a value of $75,000, as approved at our 2024 AGM (the “Annual Equity Grant”).

The Annual Equity Grant is comprised of an equal mix of options to purchase Shares at an exercise price equal to the “Market Value” (as defined below) (the “Market-Value Options”) and RSUs. The actual number of Market-Value Options and RSUs to be granted each year, bearing the foregoing $75,000 value, shall be determined based on the average closing price per Share as quoted on the NASDAQ Stock Market during the 30 consecutive calendar days preceding the date of grant (the “Market Value”).

The Annual Equity Grant will be granted at the date of this Meeting (“Date of Grant”). The exercise price of the Market-Value Options will be equal to the Market Value. In addition, the Annual Equity Grant shall be subject to time-based vesting and will vest in one installment on the date of the annual general meeting of shareholders following the Date of Grant, provided that at such time the applicable grantee is still a director of the Company. The exercise period of the Market-Value Options shall be seven (7) years from the Date of Grant. The rest of the terms of the Annual Equity Grant shall be in accordance with the Company’s 2018 Share Incentive Plan.

The Annual Equity Grant is in line with the Compensation Policy, according to which each of our directors may be entitled to receive equity-based compensation, the annual value of which shall not exceed $100,000. Also, the Compensation Policy includes a provision according to which the equity based compensation of each of the Company’s directors shall vest in quarterly installments; however, our Compensation Committee and Board decided that the Annual Equity Grant shall only vest after an approximately one-year cliff, thus ensuring that in case a director’s service is terminated prior to the end of his or her term, for any reason, any unvested equity shall be forfeited upon such termination date.

Indemnification, Exemption and Insurance

In addition to the above, each of the seven (7) nominees for re-election for service as a director shall be entitled to continue to be a party to the same indemnification and exemption agreements as entered into by the Company with all Office Holders serving from time to time (the “Indemnification and Exemption Agreement”), provided that with respect to Messrs. Amit, Stern and Huang, such Indemnification and Exemption Agreements will be separately approved by this Meeting, under Item B below. In addition, each of the seven (7) nominees for re-election for service as director, will also continue to be insured under the Company’s directors and officers insurance policies, as all other Office Holders of the Company.

Required Vote

The affirmative vote of the holders of the Shares representing a majority of the voting power present at the Meeting, in person, by proxy, or through the Electronic Voting System, and voting thereon, is required for the re-election of each of Messrs. Rafi Amit, Lior Aviram Yotam Stern, Moty Ben-Arie, I-Shih Tseng, Leo Huang and Ms. Orit Stav to serve on our Board.

The or re-election, as applicable, of each of these seven (7) nominees will be voted upon separately at the Meeting.

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, that Mr. Rafi Amit be, and he hereby is, re-elected for service as a director for a term of approximately one year, until the conclusion of the 2026 annual general meeting of the Company’s shareholders and until his successor has been elected, or until his office is vacated earlier in accordance with the provisions of the Companies Law and the Articles;

FURTHER RESOLVED, that Mr. Lior Aviram be, and he hereby is, re-elected for service as a director for a term of approximately one year, until the conclusion of the 2026 annual general meeting of the Company’s shareholders and until his successor has been elected, or until his office is vacated earlier in accordance with the provisions of the Companies Law and the Articles;

FURTHER RESOLVED, that Mr. Yotam Stern be, and he hereby is, re-elected for service as a director for a term of approximately one year, until the conclusion of the 2026 annual general meeting of the Company’s shareholders and until his respective successor has been elected, or until his office is vacated earlier in accordance with the provisions of the Companies Law and the Articles;

FURTHER RESOLVED, that Ms. Orit Stav be, and she hereby is, re-elected for service as a director for a term of approximately one year, until the conclusion of the 2026 annual general meeting of the Company’s shareholders and until her respective successor has been elected, or until her office is vacated earlier in accordance with the provisions of the Companies Law and the Articles;

FURTHER RESOLVED, that Mr. Leo Huang be, and he hereby is, re-elected for service as a director for a term of approximately one year, until the conclusion of the 2026 annual general meeting of the Company’s shareholders and until his respective successor has been elected, or until his office is vacated earlier in accordance with the provisions of the Companies Law and the Articles;

FURTHER RESOLVED, that Mr. I-Shih Tseng be, and he hereby is, re-elected for service as a director for a term of approximately one year, until the conclusion of the 2026 annual general meeting of the Company’s shareholders and until his respective successor has been elected, or until his office is vacated earlier in accordance with the provisions of the Companies Law and the Articles; and

FURTHER RESOLVED, that Mr. Moty Ben-Arie be, and he hereby is, re-elected for service as a director for a term of approximately one year, until the conclusion of the 2026 annual general meeting of the Company’s shareholders and until his respective successor has been elected, or until his office is vacated earlier in accordance with the provisions of the Companies Law and the Articles.; “

The Board recommends a vote FOR the approval of the proposed resolutions.

As each of the nominees for re-election has a personal interest in the foregoing proposed resolutions regarding his or her respective re-election, each of them refrained from making a recommendation with respect to his or her own re-election.

In addition, as a result of the Voting Agreement, Messrs. Amit, Stern, Tseng and Huang have refrained from making a recommendation with respect to the re-election of each other.

ITEM B

APPROVAL OF INDEMNIFICATION AND EXEMPTION LETTERS TO MR. RAFI AMIT,

THE COMPANY’S CEO AND DIRECTOR, MR. YOTAM STERN, A DIRECTOR, AND MR.

LEO HUANG, A DIRECTOR

Background

On October 24, 2011, the Company’s shareholders approved the grant of letters of indemnification and exemption to each of our present and future Office Holders (the “Indemnification and Exemption Letter(s)”).

Such Indemnification and Exemption Letters also apply to our officeholders who are also deemed to control the Company, through their controlling interest in Priortech (Messrs. Amit and Stern) and Chroma (Mr. Huang) (the “Controlling Directors”).

Under the Companies Law, the grant of the Indemnification and Exemption Letters to those Office Holders who hold a controlling interest in the Company requires re-approval by the Compensation Committee, Board of Directors and Company’s shareholders, at least once every three (3) years. The Indemnification and Exemption Letters to our Controlling Directors were last approved by the Company’s shareholders on December 21, 2023.

As shareholder approval is required for the grant of Indemnification and Exemption Letters to our Office Holders having a controlling interest in us, we now seek shareholder approval for the grant of such Indemnification and Exemption Letters to Messrs. Amit, Stern and Mr. Leo Huang, all three of whom hold a controlling interest in us, for a further term of three (3) years (for an explanation of such controlling interest see above in the footnotes to the table under BENEFICIAL OWNERSHIP OF SECURITIES BY PRINCIPAL SHAREHOLDERS AND MANAGEMENT).

General

The Indemnification and Exemption Letter provides, among other matters, indemnification of our Office Holders for: (i) reasonable litigation expenses, including attorney’s fees, incurred as a result of an investigation or proceeding instituted by a competent authority, which concluded without the filing of an indictment and without the imposition of any financial liability in lieu of criminal proceedings, or which concluded without the filing of an indictment but with the imposition of a financial liability in lieu of criminal proceedings concerning a criminal offense that does not require proof of criminal intent or in connection with a financial sanction (the phrases “proceeding concluded without the filing of an indictment” and “financial liability in lieu of criminal proceeding” shall have the meaning ascribed to such phrases in section 260(a)(1a) of the Companies Law); (ii) monetary liability imposed in favor of injured parties in administrative procedures under the Israeli Securities Law, 5728-1968 (the “Securities Law”); and (iii) expenses, including reasonable litigation expenses and legal fees, incurred in relation to a proceeding instituted pursuant to the provisions of Chapter H’3 (“Imposition of Financial Sanctions by the Israeli Securities Authority”), Chapter H’4 (“Imposition of Administrative Enforcement Measures by the Administrative Enforcement Committee”) or Chapter I’1 (“Arrangement for the Avoidance of taking or Cessation of Proceedings, subject to Conditions”) of the Securities Law.

The indemnification undertaking is limited to those events which are foreseeable in light of the Company’s activities at the time such undertaking is granted, and the total aggregate indemnification amount that the Company is obligated to pay to all of its directors and officers, for all matters and circumstances described in the Indemnification and Exemption Letter shall not exceed an amount equal to twenty five percent (25%) of the shareholders’ equity at the time of the indemnification. Such maximum indemnification amount shall be in addition to and exclusive of any amounts paid under the Company’s directors’ and officers’ insurance policy, as shall be in effect from time to time.

The Indemnification and Exemption Letter also provides our Office Holders with an exemption from any liability for damages caused as a result of a breach of their duty of care to the Company, to the fullest extent permitted by law. The Indemnification and Exemption Letter provides for an additional exclusion to such exemption, under which there shall be no exemption for a breach of an Office Holder’s duty of care to the Company, in connection with any resolution relating to an action or transaction in which such Office Holder, or any other Office Holder or controlling shareholder of the Company, has a personal interest.

The Indemnification and Exemption Letter is intended to complement the indemnity protection available under applicable law and any policies of insurance the Company may maintain.

The form of the proposed Indemnification and Exemption Letter is attached as Exhibit A to this Proxy Statement.

On June 23 and 24 2026, respectively, our Compensation Committee and Board of Directors approved, subject to the approval of the Company’s shareholders, the grant of the Indemnification and Exemption Letter to our Controlling Shareholders for an additional period of three (3) years, commencing as of the date of this Meeting.

The Compensation Committee and Board of Directors believe that the proposed grant of Indemnification and Exemption Letters to Messrs. Amit, Stern and Huang provides further protection of the Company’s interests and reflects an adequate and desired balance between protection of such interests and the provision of appropriate and customary protection to Messrs. Amit, Stern and Huang. The Compensation Committee and Board of Directors further believe that the grant of the Indemnification and Exemption Letters to Messrs. Amit, Stern and Huang is in the best interests of the Company as it will enable the Company to retain highly qualified directors who, through their efforts and expertise, make a significant contribution to the Company’s success. The Compensation Committee and Board of Directors have also considered the considerations required under our Compensation Policy and the Companies Law and determined that the grant of the Indemnification and Exemption Letter to each of Messrs. Amit, Stern and Huang complies with the provisions of such Compensation Policy.

Required Vote

The affirmative vote of holders of the majority of the Shares represented and voting on this proposal at the Meeting in person, by proxy or by electronic voting, is required for the approval of the foregoing resolution, provided that, the majority of the shares voted in favor of this proposal are not held by “controlling shareholders” or shareholders with “personal interest” in the approval of such proposal, not taking into account any abstention, or that the total number of shares referred to above that voted against this proposal, does not exceed two percent of the aggregate voting rights in the Company (“Disinterested Majority”), as described below in more detail. The Companies Law, as supplemented by the Relief Regulations, requires that each shareholder voting on a proposed resolution requiring a Disinterested Majority inform the Company whether or not he or she is a controlling shareholder or has a personal interest in the proposed resolutions. Under the Companies Law, in general, a person will be deemed to be a controlling shareholder if that person has the power to direct the activities of the company, otherwise than by reason of being a director or other office holder of the company, and a person is deemed to have a personal interest if any member of the shareholder’s immediate family, or the immediate family of a shareholder’s spouse, has a personal interest in the adoption of the proposals. In addition, you are deemed to have a personal interest if a company, other than Camtek, which is affiliated with you, has a personal interest in the adoption of the proposals. Such company is a company in which you or a member of your immediate family serves as a director or CEO, has the right to appoint a director or the CEO, or owns five percent (5%) or more of the outstanding shares. However, you are not deemed to have a personal interest in the adoption of the proposals if your interest in such proposal arises solely from your ownership of our shares, or to a matter that is not related to a relationship with a controlling shareholder.

Please note that we consider it highly unlikely that any of our shareholders (other than Chroma, Priortech, Messrs. Amit and Stern, who are deemed to control Priortech, and Mr. Huang who is deemed to control Chroma) is a controlling shareholder or has a personal interest in the approval of the above-mentioned proposal. However, as required under the Companies law, as supplemented by the Relief Regulations, you should actively inform Camtek whether you are a controlling shareholder or have a personal interest in this proposal. It is proposed that at the Meeting, the following resolution be adopted:

"RESOLVED, to approve the grant of the Indemnification and Exemption Letter to each of Mr. Rafi Amit, Mr. Yotam Stern and Mr. Leo Huang, in the form attached as Exhibit A to the Notice and Proxy Statement for the 2026 Annual General Meeting of the Company's shareholders, which shall be granted for a term of three (3) years commencing on the date of this Meeting".

The Board of Directors recommends a vote FOR the approval of the proposed resolution.

As each of Messrs. Amit, Stern and Huang has a personal interest in the foregoing proposed resolution regarding his respective Indemnification and Exemption Letter, each of them refrained from making a recommendation with respect to his Indemnification and Exemption Letter.

In addition, as a result of the Voting Agreement, Messrs. Amit, Stern and Huang have refrained from making a recommendation with respect to the grant of Indemnification and Exemption Letter to each other.

ITEM C

RE-APPOINTMENT OF INDEPENDENT AUDITOR

Background

The Companies Law and our Articles provide that a certified accountant be appointed as an independent auditor of the Company at the annual general meeting of the shareholders of the Company, and that the independent auditor serve in this position until immediately following the date of the next annual general meeting, or until such later time as determined at the annual general meeting, provided that the auditor shall serve no longer than until the end of the third annual general meeting after the annual general meeting in which such auditor was appointed. An independent auditor who has completed a period of appointment as aforesaid may be reappointed. The Company may appoint several auditors to conduct the audit jointly. In the event the position of an auditor has become vacant, and the Company does not have an additional auditor, the Board shall convene a special meeting of shareholders as soon as possible to appoint an auditor.

General

At the Meeting, shareholders will be asked to re-appoint Somekh Chaikin, a member firm of KPMG International (“Somekh Chaikin”), as independent auditor of the Company, for the fiscal year ending December 31, 2026, for the year commencing January 1, 2027 and until the next annual general meeting of shareholders, and to authorize the Company’s Board, upon the recommendation of the Audit Committee, to set the annual compensation of the independent auditor in accordance with the volume and nature of its services.

Somekh Chaikin was first appointed as the Company’s independent auditor at the 2006 annual general meeting of shareholders. Over the years, and until 2022, Somekh Chaikin served as joint independent auditor of the Company, but as a sole auditor for all SEC filings.

The Company’s Audit Committee and Board of Directors have reviewed and are satisfied with the performance of Somekh Chaikin. Accordingly, the Board of Directors recommended the re-appointment of Somekh Chaikin as the Company’s sole independent auditor for the fiscal year ending December 31, 2026, for the year commencing January 1, 2027 and until the next annual general meeting of shareholders, and to authorize the Company’s Board, upon the recommendation of the Audit Committee, to set the annual compensation of the independent auditor in accordance with the volume and nature of its services.

The Audit Committee’s policy is to pre-approve all audit and non-audit services provided by the Company’s independent auditor, Somekh Chaikin. These services may include audit services, tax services and other consulting services. Additional services may be pre-approved by the Audit Committee on an individual basis. Once services have been pre-approved, the Company’s independent auditor and management then report to the Audit Committee on a periodic basis regarding the extent of services actually provided in accordance with the applicable pre-approval, and regarding the fees for the services performed.

According to the Articles, the Board is authorized to determine, following the recommendation of the Audit Committee, the basis of the Company’s independent auditor’s compensation in accordance with the volume and nature of the services rendered by him. The following table presents information regarding the aggregate amount of fees paid by the Company to Somekh Chaikin for their services to the Company for the fiscal year ended December 31, 2025:

Services Rendered	Fees
Audit fees[1]	US$423,500
Tax Fees[2]	US$68,026
Total	US$ 491,526

Approval of the re-appointment of Somekh Chaikin as the Company’s independent auditor is now being sought from the Company’s shareholders.

Required Vote

The affirmative vote of holders of Shares representing a majority of the Ordinary Shares present at the Meeting, in person, by proxy or through the Electronic Voting System, is required for the re-appointment of Somekh Chaikin as independent auditor of the Company for the fiscal year ending December 31, 2026, for the year commencing January 1, 2027 and until immediately following the next annual general meeting of shareholders, and for authorizing the Board, following the Audit Committee’s recommendation, to determine the independent auditor’s fees for the term of his appointment.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that: (i) Somekh Chaikin, a member firm of KPMG International, be re-appointed as the independent auditor of the Company, for the fiscal year ending December 31, 2026, for the year commencing January 1, 2027 and until immediately following the 2025 annual general meeting of shareholders; and (ii) the Board shall be authorized to determine the fees for Somekh Chaikin, at the Audit Committee’s recommendation, for the term of their service, according to the nature and volume of their services.”

The Board recommends a vote FOR the approval of the proposed resolution.

_______________________

[1]	Audit Fees: the audit fees for the year ended December 31, 2025 were for professional services rendered for the integrated audit of Camtek’s annual consolidated financial statements and its internal controls over financial reporting and services that are normally provided by independent registered public accounting firm in connection with statutory and regulatory filings or engagements.

[2]	rendered during 2025 by our auditor were for tax compliance and tax advice.

DISCUSSION OF THE AUDITOR’S REPORT AND

THE COMPANY’S AUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR 2025

At the Meeting, shareholders will also have an opportunity to discuss the consolidated financial statements of the Company for the fiscal year ended December 31, 2025, as required by the Companies Law. This item will not involve a vote of the shareholders.

The Company’s 2025 audited consolidated financial statements and auditor’s report, as well as the Company’s annual report on Form 20-F for the year ended December 31, 2025 (filed with the SEC on March 19, 2026), may be viewed on the Company’s website, through the EDGAR website of the SEC at www.sec.gov, through the ISA’s electronic filing system at: http://www.magna.isa.gov.il, or through the website of the TASE at: http://maya.tase.co.il. None of the independent auditors’ report, audited consolidated financial statements, Form 20-F or the contents of our website form part of the proxy solicitation material.

By Order of the Board, Lior Aviram Executive Chairman of the Board of Directors June 24, 2026

FORM OF PROXY CARD

CAMTEK LTD.

ANNUAL GENERAL MEETING OF SHAREHOLDERS

July 29, 2026

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The shareholder(s) hereby appoints Messrs. Rafi Amit and Moshe Eisenberg or either one of them, as proxies, each with the power to appoint his substitute, and hereby authorizes them to represent and to vote, as designated on the reverse side of this Proxy, all of the Ordinary Shares of Camtek Ltd. that the shareholder(s) is/are entitled to vote at the Annual General Meeting of Shareholders to be held at 16:00 p.m. on Wednesday, July 29, 2026 at the Company's offices at Ramat Gavriel Industrial Zone, Migdal Ha’Emek, Israel, and any adjournment or postponement thereof (the "Meeting").

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED BY THE SHAREHOLDER(S), IF SUCH DIRECTION IS MADE BY THE SHAREHOLDER. IF NO SUCH DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR ALL PROPOSALS, AND AS SUCH PROXIES DEEM ADVISABLE WITH DISCRETIONARY AUTHORIZATION ON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING AND ANY ADJOURNMENT OR ADJOURNMENTS THEREOF.

(Continued and to be signed on the reverse side)

 ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

CAMTEK LTD.

July 29, 2026

Please date, sign and mail your proxy card in the envelope provided as soon as possible

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSALS NO. 1, 2, AND 3

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

_________________________________________________________________________

	FOR	AGAINST	ABSTAIN
1. Re-election of seven directors:

1.1. Rafi Amit	☐	☐	☐

1.2. Lior Aviram	☐	☐	☐

1.3. Yotam Stern	☐	☐	☐

1.4. Orit Stav	☐	☐	☐

1.5. Leo Huang	☐	☐	☐

1.6. I-Shih Tseng	☐	☐	☐

1.7. Moty Ben-Arie	☐	☐	☐

2. Re-approval of the grant of indemnification and exemption letters to Rafi Amit, Yotam Stern and Leo Huang	☐	☐	☐

3. Re-appointment of Somekh Chaikin, a member firm of KPMG International, as the Company’s independent auditor for the fiscal year ending December 31, 2026, for the year commencing January 1, 2027 and until the next annual general meeting of shareholders, and to authorize the Company’s Board of Directors, upon the recommendation of the Audit Committee, to set the annual compensation of the independent auditor in accordance with the volume and nature of its services.	☐	☐	☐

BY EXECUTING THIS PROXY CARD, YOU HEREBY CONFIRM AND DECLARE THAT YOU ARE NOT A CONTROLLING SHAREHOLDER AND DO NOT HAVE A PERSONAL INTEREST IN THE APPROVAL OF PROPOSAL NO. 2 EXCEPT IF YOU HAVE NOTIFIED IN WRITING AND IN ADVANCE THAT YOU ARE A CONTROLLING SHAREHOLDER OR HAVE A PERSONAL INTEREST IN THE APPROVAL OF PROPOSALS NO. 2, AS DETAILED HEREIN. IF YOU THINK NONETHELESS THAT YOU ARE A CONTROLLING SHAREHOLDER OR HAVE A PERSONAL INTEREST IN THE APPROVAL OF PROPOSAL NO. 2, PLEASE DELIVER A WRITTEN NOTICE TO THE COMPANY’S ISRAELI EXTERNAL COUNSEL, ADV. JONATHAN NEUMANN OF SHIBOLET & CO. LAW FIRM BY EMAIL AT J.NEUMANN@SHIBOLET.COM. IF YOUR SHARES ARE HELD IN “STREET NAME” BY YOUR BROKER, BANK OR OTHER NOMINEE AND YOU THINK THAT YOU ARE A CONTROLLING SHAREHOLDER OR HAVE A PERSONAL INTEREST IN THE APPROVAL OF PROPOSAL NO. 2, YOU SHOULD DELIVER A WRITTEN NOTICE TO YOUR BROKER, BANK OR OTHER NOMINEE OF THAT STATUS, AND THEY IN TURN SHOULD NOTIFY THE COMPANY AS DESCRIBED IN THE PRECEDING SENTENCE.

TO AVOID CONFUSION, EACH VOTING SHAREHOLDER VOTING IN PERSON, BY PROXY (INCLUDING BY THE VOTING INSTRUCTION CARD) OR THROUGH THE ELECTRONIC VOTING SYSTEM, WHO HAS NOT DELIVERED A WRITTEN NOTICE TO THE COMPANY THAT HE OR SHE IS AN INTERESTED SHAREHOLDER, WILL BE DEEMED TO CONFIRM THAT SUCH SHAREHOLDER IS NOT AN INTERESTED SHAREHOLDER.

PLEASE SEE THE PROXY STATMENT FOR A FURTHER EXPLANATION AS TO WHO IS CONSIDERED A CONTROLLING SHAREHOLDER OR HAS A PERSONAL INTEREST IN THE VOTE.

To change the address on your account, please check the box at right and indicate your new address.  ☐

Please note that changes to the registered name(s) on the account may not be submitted via this method.

Signature of Shareholder _______________ Date ___________

Signature of Shareholder _______________ Date ___________

NOTE: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.